AIRTRAX, INC.
                           200 Freeway Drive, Unit One
                               Blackwood, NJ 08012


                                                              February 14, 2006


VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

           Re:      Airtrax, Inc. (the "Company")
                    Registration Statement on Form SB-2, as amended Filed February 11, 2005
                    File No. 333-122771

Ladies and Gentlemen:

     We previously filed the above-referenced Form SB-2 registration statement and hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. We request this withdrawal because the Company intends to seek additional private financing. In addition, we plan on focusing on protecting our interest in Filco GmbH, as such company has filed for receivership in Germany. Please apply the Company's filing fee to its account with the SEC.

     If you have any questions concerning this matter, please contact Richard Friedman at (212) 930-9700.

     Thank you for your assistance in this matter.


                              AIRTRAX, INC.

                              By: /s/ Peter Amico
                              -------------------
                              Peter Amico
                              President and Chief Executive Officer